SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                  1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
                            (Name of Subject Company)

  SUTTER OPPORTUNITY FUND 3, LLC; SUTTER OPPORTUNITY FUND 3 (TE), LLC; MPF-NY
   2005, LLC; MP VALUE FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MP VALUE FUND 6, LLC; MP VALUE FUND
     8, LLC; MPF FLAGSHIP FUND 9, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF ACQUISITION CO 3 LLC; STEVEN GOLD; MACKENZIE PATTERSON FULLER, INC.; AND C.E.
                                   PATTERSON
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                               Copy to:
Christine Simpson                              Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.               MacKenzie Patterson Fuller, Inc.
1640 School Street                             1640 School Street
Moraga, California  94556                      Moraga, California  94556
(925) 631-9100 ext.224                         (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

             Transaction                          Amount of
              Valuation*                          Filing Fee
              ----------                          ----------

            $2,031,250.00                           $239.08

* For purposes of calculating the filing fee only. Assumes the purchase of 125 Units at a purchase price equal to $16,250 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $239.08
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, Inc.
      Date Filed: June 23, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The Schedule TO filed as of June 23, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 (TE), LLC; MPF-NY 2005, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MP Value Fund 6, LLC; MP Value Fund 8, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund 2, LLC; MPF Acquisition Co 3 LLC; and Steven Gold (collectively the "Purchasers") to purchase up to 125 Units of limited partnership interest (the "Units") in 1999 Broadway Associates Limited Partnership (the "Partnership"), the subject company, at a purchase price equal to $16,250 per Unit, less the amount of any distributions declared or made with respect to the Units between June 23, 2005 (the "Offer Date") and July 22, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 23, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

      The Partnership had 429 holders of record owning an aggregate of 460 Units as of December 31, 2004, according to its Annual Report on Form 10-K. Page 1 of the Offer is hereby amended to correctly note that the number of Units outstanding is 460.

Item 12. Exhibits.

      (a)(1)   Offer to Purchase dated June 23, 2005*

      (a)(2)   Letter of Transmittal*

      (a)(3)   Form of Letter to Unit holders dated June 23, 2005*

      (b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on June 23, 2005.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2005

Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 (TE), LLC; MPF-NY 2005, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MP Value Fund 6, LLC; MP Value Fund 8, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund 2, LLC; and MPF Acquisition Co 3 LLC.

By:  /s/ Chip Patterson
     ------------------------------
     Chip Patterson, Vice President of Manager or
     General Partner of each filing person


MACKENZIE PATTERSON FULLER, INC.

By:  /s/ Chip Patterson
     ------------------------------
     Chip Patterson, Vice President

C.E. PATTERSON


/s/ C.E. Patterson
------------------

STEVEN GOLD


/s/ Steven Gold
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